Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

HUTCHMED Announces US$100 Million Equity Investment by Baring Private Equity Asia

Hong Kong, Shanghai & Florham Park, NJ — Thursday, April 8, 2021: Hutchison China MediTech Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) today announces that it has entered into a definitive agreement for the issuance of US$100 million of shares at a price equivalent to US$30.5 per American Depositary Share (“ADS”) via a private placement to funds affiliated with Baring Private Equity Asia (“BPEA”).

Mr. Christian Hogg, Chief Executive Officer of HUTCHMED, said, “We expect significant growth of our business this year as we look to accelerate our oncology revenues from ELUNATE®, SULANDA® and the potential upcoming approval of savolitinib, likely to be a first-in-class selective c-MET inhibitor in China.  We are rapidly expanding global development of our ten oncology assets, all of which were discovered in-house at HUTCHMED, and are planning to initiate 8-10 registration and registration-intent studies in 2021.  This is the right time to welcome BPEA to our existing shareholder base, a firm with a long history of supporting innovative globally-focused businesses.  We look forward to partnering with BPEA in the next stage of our development.”

Mr. Jean Eric Salata, Chief Executive Officer and Founding Partner of BPEA, said, “With this strategic investment, BPEA is demonstrating our long-term commitment to HUTCHMED, an emerging biopharma leader in Asia.  The healthcare sector in China is a core area of investment focus for BPEA.  HUTCHMED is developing and delivering highly differentiated oncology therapies to patients around the world and we look forward to working with the CEO and management team to support the company’s innovation and global growth aspirations”.

Founded in 1997, BPEA is one of the largest and most established independent private equity firms in Asia with approximately $23 billion of assets under management.  BPEA has a well-established track record investing in the healthcare sector with a diverse portfolio across different verticals, providing strategic capital to and working closely with industry leaders to grow their businesses over the long-term.

HUTCHMED will receive all proceeds from this private placement of the equivalent of 3,278,689 ADSs, which will fund ongoing research and clinical development and support the further growth of its commercialization capabilities both in China and globally.

Description of Share Capital and Securities Regulation

HUTCHMED has agreed to issue 16,393,445 ordinary shares, par value US$0.10 each (the “Shares”), pursuant to the private placement.  The Shares will, when issued, be fully paid and will rank pari passu in all respects with the existing ordinary shares of HUTCHMED.  Each ADS represents five Shares.

The securities to be sold in the private placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.  Subject to certain conditions, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the Shares sold in the private placement to facilitate future resales by BPEA.  Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

This announcement, including any information included or incorporated by reference in this announcement, is for information purposes only and shall not constitute nor form part of, and should not be construed as, an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  No public offering of the securities referred to in this announcement is being made in the United States or elsewhere.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Admission to the London Stock Exchange AIM market and Shares Outstanding After Completion

Application will be made for the Shares to be admitted to the AIM market operated by the London Stock Exchange (“Admission”).  It is expected that Admission will become effective at 8:00 a.m. BST on April 14, 2021.

Following admission of the Shares to trading on AIM, the issued share capital of HUTCHMED will consist of 744,515,660 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.  The figure of 744,515,660 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, HUTCHMED under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

For illustrative purposes only, if the 744,515,660 ordinary shares were converted in their entirety, they would be equivalent to 148,903,132 Nasdaq-traded ADSs (each equating to five ordinary shares).

About Baring Private Equity Asia

Baring Private Equity Asia (BPEA) is one of the largest and most established private alternative investment firms in Asia, with US$23 billion of assets under management.  The firm manages a private equity investment program, sponsoring buyouts and providing growth capital to companies for expansion or acquisitions with a particular focus on the Asia Pacific region, as well as investing in companies globally that can benefit from further expansion into the Asia Pacific region.  BPEA also manages dedicated funds focused on private real estate and private credit.  The firm has a 24-year history and 195+ employees located across offices in Hong Kong, China, India, Japan, Singapore, Australia, and the US.  BPEA currently has over 39 portfolio companies active in Asia with a total of 230,000 employees and sales of approximately US$32 billion.  For more information, please visit www.bpeasia.com.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has advanced ten cancer drug candidates from discovery into clinical studies around the world and has extensive commercial infrastructure in its home market of China.  For more information, please visit: www.hutch-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the use of proceeds from the transaction as well as HUTCHMED’s clinical development and regulatory plans for its drug candidates and HUTCHMED’s overall business strategy.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding the funding necessary for HUTCHMED’s future clinical development plans, enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the timing and ability of HUTCHMED to raise additional funding as needed for continued operations, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500